UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Maiden Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G5753U112

(CUSIP Number)

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. G5753U112

1	NAME OF REPORTING PERSON

683 Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP NO. G5753U112

1	NAME OF REPORTING PERSON

Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. G5753U112

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Common Shares based on the Reporting Persons’ belief that the Common Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

683 Partners also beneficially owns 246,621 shares of the Issuer’s non-convertible 8.25% Preference Shares – Series A, par value $0.01 (the “Series A Preferred Shares”), 643,198 shares of the Issuer’s non-convertible 7.125% Preference Shares – Series C, par value $0.01 (the “Series C Preferred Shares”) and 409,643 shares of the Issuer’s 6.7% Preference Shares – Series D, par value $0.01 (the “Series D Preferred Shares” and, collectively with the Series A Preferred Shares and Series C Preferred Shares, the “Preferred Shares”). Currently, the holders of each of the Preferred Shares have no voting rights. Whenever dividends on any class of the Preferred Shares have not been declared and paid for the equivalent of six or more dividend periods, the holders of the class of such Preferred Shares will be entitled to vote for the election of a total of two additional members of the Board, subject to certain limitations. The Issuer did not authorize or declare a dividend on the most recent dividend dates of December 1, 2018, March 1, 2019 and June 1, 2019 with respect to the Preferred Shares. Therefore, the voting rights discussed above may be invoked if the Issuer does not authorize any such dividends with respect to Preferred Shares for three additional dividend periods. The Reporting Persons may engage in discussions with other holders of the Preferred Shares and the Issuer regarding the Reporting Persons’ investment in the Preferred Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, the calling of special meeting(s), changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

6

CUSIP NO. G5753U112

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 83,041,135 Common Shares outstanding, as of April 30, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019.

A.	683 Partners
(a)	As of the close of business on June 28, 2019, 683 Partners directly beneficially owned 7,876,964 Common Shares.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	683 Partners has not entered any transactions in the Common Shares during the past sixty (60) days.
B.	683 Capital GP
(a)	683 Capital GP, as the general partner of 683 Partners, may be deemed to beneficially own the 7,876,964 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	683 Capital GP has not entered into any transactions in the Common Shares during the past (60) sixty days.
C.	683 Management
(a)	683 Management, as the investment manager of 683 Partners, may be deemed to beneficially own the 7,876,964 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	683 Management has not entered into any transactions in the Common Shares during the past (60) sixty days.
7

CUSIP NO. G5753U112

D.	Ari Zweiman
(a)	Mr. Zweiman, as the managing member of each 683 Management and 683 Capital GP, may be deemed to beneficially own the 7,876,964 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	Mr. Zweiman has not entered into any transactions in the Common Shares during the past sixty (60) days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

683 Partners has entered into total return cash-settled swaps referencing 172,270 Common Shares. Under the terms of the swaps, (i) 683 Partners will be obligated to pay to the counterparty any negative price performance of the specified notional number of Common Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay 683 Partners any positive price performance of the specified notional number of the Common Shares subject to the swaps as of the expiration date of the swaps. Any dividends paid by the Issuer on such notional Common Shares during the term of the swaps will be paid to 683 Partners. All balances will be settled in cash. 683 Partners’ counterparty for the swaps is Morgan Stanley Capital Services LLC. The swaps do not give 683 Partners direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, 683 Partners disclaims any beneficial ownership of any Common Shares that may be referenced in the swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

In addition, 683 Partners owns 417,092 of the 6.625% senior notes maturing on June 14, 2046 (the “2016 Senior Notes”) and 674,000 of the 7.75% senior notes maturing on December 1, 2043 (the “2013 Senior Notes”).  The 2016 Senior Notes and the 2013 Senior Notes will mature on their respective maturity dates unless earlier exchanged, repurchased or redeemed in accordance with their terms.

As further described above in Item 4, which is incorporated herein by reference, 683 Partners is the holder of 246,621 Series A Preferred Shares, 643,198 Series C Preferred Shares and 409,643 Series D Preferred Shares.

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CUSIP NO. G5753U112

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2019

683 CAPITAL PARTNERS, LP

By:	683 CAPITAL GP, LLC General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL GP, LLC.

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
Ari Zweiman

9